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www.lw.com

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Mr. Stephen Krikorian	Madrid	Washington, D.C.
Accounting Branch Chief	Milan
Division of Corporation Finance
Office of Technology
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:                         2U, Inc.

Form 10-K for the fiscal year ended December 31, 2018

File No. 001-36376

Dear Mr. Krikorian:

On behalf of our client, 2U, Inc. (the “Company”), we are submitting this letter in response to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission concerning the Annual Report on Form 10-K referenced above (the “Form 10-K”) as set forth in the letter dated October 21, 2019. For your convenience, we have set forth the Staff’s original comment immediately preceding our response.

Form 10-K for the Year Ended December 31, 2018

Notes to Consolidated Financial Statements

Revenue Recognition, Accounts Receivable and Allowance for Doubtful Accounts, page 66

1.            We have reviewed your response to our prior comment. In order for us to better understand your arrangements, please address the following:

•                 Describe the nature of the student support services performance obligation. In this regard, tell us what services are provided by you and what services are provided by the instructors.

Response: The Company respectfully advises the Staff that the Company is solely responsible for the fulfillment of the student support services and that all services included within the student support services performance obligation are provided by individuals employed and directed by the Company.

The Company’s student support services consist of the following: (i) assisting students with payment processing, (ii) guiding potential students through the enrollment process, (iii) providing technical support with respect to the Company’s online learning platform, (iv) counseling students as they progress through a course, (v) resolving student complaints and

November 4, 2019

any administrative matters, and (vi) issuing certificates upon successful completion of the course.

Instructors provide services separate and apart from the student support services detailed above, including: (i) assisting with the creation of course content, (ii) leading group discussions, and (iii) grading student assignments. Short course instructors are employed and directed by the Company for purposes of offering the short courses.

•                 Further, describe how the relationship between the student and university is limited. Tell us how you considered interactions between the student and course instructors.

Response: With respect to each short course, the relationship between the student and university is contractually limited. The terms and conditions that a student accepts upon enrolling in a course expressly state the following:

“Nothing in these Terms establishes more than a very limited relationship between you and any educational institution with which we collaborate, or entitles you to use the resources of that educational institution beyond participation in the Course, unless expressly stated otherwise in relation to a particular Course.”

Moreover, students only interact with individuals employed and directed by the Company when taking a course. The terms and conditions make clear that the instructors, whether or not affiliated with a university, are employed and directed by the Company.

“Faculty from the relevant university may appear in the course videos. However, the delivery of the course is administered by GetSmarter. This includes all members of the Student Success Team, including the Head Tutor / Head Learning Facilitator, Tutors, Markers, the Success Manager, and the Global Success Team.”

For the reasons detailed above, the Company believes that the relationship between the student and university is expressly limited.

•                 Provide us with a more specific and comprehensive discussion of how you create course content. Tell us if and how you make any changes to the curriculum provided by the university. In addition, further describe the nature of the essential services you have combined with the university’s intellectual property.

Response: The Company respectfully advises the Staff that, with respect to each short course, the Company engages in a comprehensive course creation process that results in a bespoke, newly created course that previously did not exist on-campus or online.

The Company’s content creation process is comprised of the following steps:

Step 1 (Analysis): For any proposed course, the Company uses data analysis and other techniques to determine the ideal student profile, course structure, estimated learning time per week, criteria for successful completion, and desired skills attained upon course completion.

Step 2 (Course Design): For each course, the Company provides a dedicated learning designer and hires a subject matter expert to ensure that the course curriculum, content, and design is industry-relevant, based on sound pedagogy, and likely to result in the desired student outcome. The learning designer and subject matter expert determine (i) the final content to include in the course, (ii) the medium of the content (e.g., videos, integrated quizzes and polls, infographics, and interactive simulations), (iii) the chronology of content presentation, and (iv) course assessments and grading methodology.

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During this phase, university faculty may propose pre-existing curriculum materials (e.g., artwork, graphics, articles, and course outlines) for the Company to consider incorporating into the course content it will develop. However, the Company is not obligated to incorporate any of these proposed materials into the course, and any such materials would represent a minor portion of the final course content.

Step 3 (Course Development): Based on a learning design plan developed during the course design phase, the learning designer and subject matter expert then develop the course content. Course development includes (i) developing storyboards and scripts, (ii) filming and editing video content, and (iii) creating animations, infographics and simulations. During this phase, the Company’s learning technology employees ensure that the content will seamlessly integrate with the Company’s proprietary online learning platform.

•                 Provide us with a more specific and comprehensive discussion of how you hire and manage instructors. Tell us how you have considered that these instructors appear to be affiliated with or employed by the university.

Response: Pursuant to the agreements between the Company and universities, the Company is responsible for the following:

Resource Planning: Prior to launching any course, the Company forecasts its need for instructors based on projected enrollment demand and determines desired instructor characteristics (e.g., education, professional experience) given a particular course.

Staffing:  The Company’s instructional recruiting team then identifies and hires the needed instructors. As part of this process, the university may submit recommendations or qualifications for the instructional recruiting team to consider. However, the Company is not required to hire any of the instructors the university may refer or recommend. If the Company were to hire an instructor referred by the university, that instructor would be employed and directed by the Company in connection with providing relevant services.

Managing: The Company monitors the performance of the instructors, which includes 360-degree performance evaluations and student feedback. The Company retains responsibility for taking corrective actions, including terminating the instructors, as applicable.

To protect the university’s brand, the university retains the right to confirm the candidates for instructors positions.  However, the university cannot require the Company to hire a particular instructor.

With respect to an instructor’s affiliation with the university, the terms and conditions, which all students must accept prior to enrolling in a course, clearly state that instructors are employed and directed by the Company.

•                 Provide us with a copy of a sample contract with a student and one with a university.

Response: The supplemental information requested is being provided to the Staff under separate cover, on a confidential, supplemental basis pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended. In accordance with Rule 12b-4, the Company requests that such material be returned promptly following completion of the Staff’s review. The Company is also requesting confidential treatment of such material, in accordance with the Freedom of Information Act (5 U.S.C. § 552) and the Commission’s Rule 83 (17 C.F.R. 200.83).

November 4, 2019

We appreciate the Staff’s time and attention to this matter. If you have any questions or comments or require further information, please do not hesitate to telephone the undersigned at (202) 637-2117.

Sincerely,

/s/ Brandon J. Bortner
Brandon J. Bortner
of LATHAM & WATKINS LLP

cc:                              Paul S. Lalljie, 2U, Inc.

Matthew J. Norden, 2U, Inc.

Michael Corvari, KPMG LLP

Amanda Kim, Securities and Exchange Commission